VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

February 17, 2023

VIA EDGAR

Mr. Scott Lee, Esq.

Staff Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Voya Mutual Funds (the "Registrant")
(File Nos. 033-56094; 811-07428)

Dear Mr. Lee:

This letter responds to comments provided by telephone on February 3, 2023, by the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") with respect to Post-Effective Amendment No. 224 (the "Amendment") to the Registrant's Registration Statement on Form N-1A (the "Registration Statement"). This Amendment was filed with the SEC, via the EDGAR system, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), on December 20, 2022. Our summary of the comments and our responses thereto are provided below. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement. The Registrant intends to file a future post-effective amendment pursuant to Rule 485(b) under the 1933 Act to, as applicable: (i) reflect the revisions discussed herein in response to the Staff's comments; (ii) make certain non-material changes, as appropriate; (iii) include relevant financial information; and (iv) file exhibits to the Registration Statement.

GENERAL

1.	Comment:	The Staff requested that responses to the Staff's comments be filed via EDGAR at least five (5) business days prior to filing the 485(b) filing.
	Response:	The Registrant appreciates the Staff's request and will strive to file responses to the
Staff's comments via EDGAR at least five (5) business days prior to filing the 485(b) filing.

FEES AND EXPENSES OF THE FUND

2.Comment: The Staff requested that the Registrant explain supplementally why the following footnote was removed from the fee table for Voya Global Diversified Payment Fund and to add this disclosure to the Fund's statutory prospectus in response to Item 10 of Form N-1A:

The Fund's Management Fee structure is a "bifurcated fee" structure as follows: an annual rate of 0.18% of the Fund's average daily net assets invested in Underlying Funds within the Voya family of funds; and 0.40% of the Fund's average daily net assets invested in direct investments, which include, but are not limited to, a security issued by an investment company that is not part of the Voya family of funds, including exchange-traded funds, a security issued by a non- mutual fund issuer, such as an operating company, and derivative instruments other than call options written by the Fund's sub-adviser.

Response: The cited footnote was removed from the fee table because it is not required by Form N-1A, and the Registrant respectfully declines to move this disclosure to the Fund's statutory

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U.S. Securities and Exchange Commission

February 17, 2023

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prospectus in response to Item 10. Item 10 requires that "[i]f the Fund has operated for a full fiscal year, state the aggregate fee paid to the adviser for the most recent fiscal year as a percentage of average net assets" and "[i]f the adviser's fee is not based on a percentage of average net assets (e.g., the adviser receives a performance- based fee), describe the basis of the adviser's compensation." The aggregate management fee paid to the Investment Adviser for the most recent fiscal year is currently disclosed, and the management fee, although bifurcated, is based on the Fund's average daily net assets. The Registrant notes that the management fee structure is, however, disclosed in the Fund's Statement of Additional Information in response to Item 19 of Form N-1A which requires disclosure of the method of calculating the advisory fee payable by the Fund.

3.Comment: The Staff requested that the Registrant explain supplementally why the following footnote was removed from the fee table for Voya Global Perspectives® Fund and to add this disclosure to the Fund's statutory prospectus in response to Item 10 of Form N-1A.

The Management Fee is computed at a rate of 0.20% of average daily net assets invested in affiliated Underlying Funds and 0.40% of average daily net assets invested in unaffiliated Underlying Funds and/or other investments.

Response: See Registrant's response to Comment 2.

PRINCIPAL INVESTMENT STRATEGIES

4.Comment: With respect to the following disclosure, which appears in the Principal Investment Strategies for Voya Global Bond Fund, the Staff requested that the Registrant consider adding disclosure to explain the Sub-Adviser's definition of ESG in response to Item 9 of Form N-1A:

In evaluating investments for the Fund, the Sub-Adviser takes into account a wide variety of factors and considerations to determine whether any or all of those factors or considerations might have a material effect on the value, risks, or prospects of an investment. Among the factors considered, the Sub-Adviser expects typically to take into account environmental, social, and governance ("ESG") factors to determine whether one or more factors may have a material effect. In considering ESG factors, the Sub-Adviser intends to rely primarily on factors identified through its proprietary empirical research and on third-party evaluations of an issuer's ESG standing. ESG factors will be only one of many considerations in the Sub-Adviser's evaluation of any potential investment; the extent to which ESG factors will affect the Sub-Adviser's decision to invest in an issuer, if at all, will depend on the analysis and judgment of the Sub-Adviser.

Response: The Registrant respectfully declines to add a more detailed definition of ESG to this disclosure. The disclosure already makes clear that the term relates to environmental, social, and governance factors. The disclosure states that ESG factors are only one of many considerations the Sub-Adviser takes into account in evaluating any potential investment. In light of that fact, and of that fact that, as the Commission itself has noted, "ESG" is a term "commonly used" to refer to "three broad categories of interest for investors: Environmental, Social, and Governance,"1 the Registrant believes that a more detailed definition is not necessary or appropriate.

5.Comment: With respect to the disclosure cited above in Comment 4, the Staff requested that the Registrant disclose whether ESG criteria are applied to every investment or only some investments in response to Item 9 of Form N-1A for Voya Global Bond Fund.

1Enhanced Disclosures by Certain Investment Advisers and Investment Companies about Environmental, Social, and Governance Investment Practices, SEC Rel. No. IC-34594 (May 25, 2002) at 10.

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U.S. Securities and Exchange Commission

February 17, 2023

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Response: The Registrant respectfully declines to add to its ESG related disclosure for Voya Global Bond Fund because it believes the referenced disclosure which states that "the Sub-Adviser expects typically to take into account" ESG factors adequately addresses the Staff's comment.

6.Comment: With respect to each Fund that operates as a "multi-manager fund," the Staff requested that the Registrant consider disclosing in response to Item 9 of Form N-1A: (i) the Investment Adviser's definition of ESG; (ii) the criteria that the Investment Adviser uses to determine whether, and to what extent, a Sub-Adviser uses ESG; and (iii) if the Investment Adviser's ESG criteria is applied to every Sub-Adviser.

Response: With respect to item (i), the Registrant respectfully refers the Staff to the response to Comment 4 above. With respect to item (ii), the Registrant respectfully declines to provide additional disclosure regarding the criteria the Investment Adviser uses to determine whether Sub-Adviser uses ESG because those criteria may vary depending on the Sub-Adviser, its investment strategy and approach, and because the Registrant believes that that level of detail would be inappropriate in light of the fact that ESG is only one factor considered by the Investment Adviser in evaluating potential sub- advisers. With respect to item (iii), the Registrant respectfully notes that the Funds' Principal Investment Strategies state that "the Investment Adviser will typically consider the extent to which a potential sub- adviser takes into account environmental, social, and governance ("ESG") factors as part of its investment process" as one of many considerations it takes into account in its evaluation of any potential sub-adviser.

7.Comment: With respect to each Fund that operates as a "multi-manager fund" and which discusses ESG at the Investment Adviser level in the Principal Investment Strategies section of its prospectus, the Staff requested that the Registrant: (i) disclose the Fund's definition of ESG; (ii) provide examples of ESG criteria considered; and (iii) update the Fund's risk disclosures as necessary. In addition, the Staff requested that the Registrant consider disclosing, if accurate, that an investment may be made in a company that scores poorly with respect to ESG factors if it otherwise scores strongly with respect to non-ESG factors.

Response: The Registrant respectfully refers the Staff to the responses to Comments 4 and 6 above.

8.Comment: With respect to each Fund that operates as a "multi-manager fund," the Staff requested that disclosure be added describing how the Investment Adviser selects sub-advisers.

Response: The Registrant believes the following principal investment strategy disclosure adequately addresses the Staff's comment:

When selecting sub-advisers, the Investment Adviser takes into account a wide variety of factors and considerations, including among other things the investment strategy of a potential sub-adviser, its personnel, and its fit with other sub-advisers to the Fund.

9.Comment: With respect to Voya Multi-Manager International Small Cap Fund, the Staff requested that the Registrant explain supplementally if the Registrant relies upon no-action relief for the Fund to borrow.

Response: The Fund does not rely upon no-action relief to borrow.

Mr. Scott Lee, Esq.

U.S. Securities and Exchange Commission

February 17, 2023

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PRINCIPAL RISKS

10.Comment: To the extent that investments in ETFs are a principal investment for Voya International Small Cap Fund as indicated by the statement in the Principal Investment Strategies that the "Fund may invest in other investment companies, including exchange-traded funds," the Staff requested that a corresponding principal risk regarding investing in ETFs be added.

Response: The Registrant notes that the following risk, which addresses the risks of investing in ETFs, is already included as a principal risk of the Fund. However, the Registrant has added the language marked below to such risk.

Other Investment Companies: The main risk of investing in other investment companies, including ETFs, is the risk that the value of an investment company's underlying investments might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the Fund's expenses. The investment policies of the other investment companies may not be the same as those of the Fund; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Fund is typically subject. In addition, shares of ETFs may trade at a premium or discount to net asset value and are subject to secondary market trading risks. Secondary markets may be subject to irregular trading activity, wide bid/ask spreads, and extended trade settlement periods in times of market stress because market makers and authorized participants may step away from making a market in an ETF's shares, which could cause a material decline in the ETF's net asset value.

11.Comment: With respect to the following disclosure, which appears in the Principal Risks for Voya Global Bond Fund, the Staff requested that the Registrant disclose, in response to Item 9 of Form N- 1A, that an investment could be made even if such investment scores poorly with respect to ESG factors but strongly on non-ESG factors:

Environmental, Social, and Governance (Fixed Income): The Sub-Adviser's consideration of ESG factors in selecting investments for the Fund is based on information that is not standardized, some of which can be qualitative and subjective by nature. The Sub-Adviser's assessment of ESG factors in respect of obligations of an issuer may rely on third party data that might be incorrect or based on incomplete or inaccurate information. There is no minimum percentage of the Fund's assets that will be invested in obligations of issuers that the Sub-Adviser views favorably in light of ESG factors, and the Sub-Adviser may choose not to invest in obligations of issuers that compare favorably to obligations of other issuers on the basis of ESG factors. It is possible that the Fund will have less exposure to obligations of certain issuers due to the Sub-Adviser's assessment of ESG factors than other comparable mutual funds. There can be no assurance that an investment selected by the Sub-Adviser, which includes its consideration of ESG factors, will provide more favorable investment performance than another potential investment, and such an investment may, in fact, underperform other potential investments.

Mr. Scott Lee, Esq.

U.S. Securities and Exchange Commission

February 17, 2023

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Response: The Registrant respectfully declines to add disclosure for Voya Global Bond Fund because it believes the following disclosure in the cited principal risk adequately addresses the Staff's comment:

There is no minimum percentage of the Fund's assets that will be invested in obligations of issuers that the Sub-Adviser views favorably in light of ESG factors, and the Sub-Adviser may choose not to invest in obligations of issuers that compare favorably to obligations of other issuers on the basis of ESG factors.

In addition, the Registrant notes the following disclosure under Principal Investment Strategies which it believes also addresses the Staff's comment:

ESG factors will be only one of many considerations in the Sub-Adviser's evaluation of any potential investment; the extent to which ESG factors will affect the Sub-Adviser's decision to invest in an issuer, if at all, will depend on the analysis and judgment of the Sub-Adviser.

12.Comment: In reference to the principal risk titled "Environmental, Social, and Governance (Multi- Manager)," the Staff requested that the Registrant disclose that the Investment Adviser could retain a Sub-Adviser even if the Sub-Adviser scores poorly on ESG factors and scores strongly on non-ESG factors that the Investment Adviser considers.

Response: The Registrant notes that the following disclosure, which is included in the Principal Investment Strategies sections of Funds with the above referenced principal risk, addresses this situation and therefore respectfully declines to add additional disclosure:

When selecting sub-advisers, the Investment Adviser takes into account a wide variety of factors and considerations, including among other things the investment strategy of a potential sub-adviser, its personnel, and its fit with other sub-advisers to the Fund. Among those, the Investment Adviser will typically consider the extent to which a potential sub-adviser takes into account environmental, social, and governance ("ESG") factors as part of its investment process. ESG factors will be only one of many considerations in the Investment Adviser's evaluation of any potential sub-adviser; the extent to which ESG factors will affect the Investment Adviser's decision to retain a sub-adviser, if at all, will depend on the analysis and judgment of the Investment Adviser.

13.Comment: In reference to the principal risk titled "Environmental, Social, and Governance (Equity)," the Staff requested that the Registrant move the following disclosure to the Principal Investment Strategy section of the prospectus.

There is no minimum percentage of the Fund's assets that will be invested in companies that the Sub-Adviser views favorably in light of ESG factors, and the Sub- Adviser may choose not to invest in companies that compare favorably to other companies on the basis of ESG factors.

Response: The Registrant respectfully declines to move the cited disclosure. The Registrant notes that, in cases where the Principal Investment Strategies section relating to a Fund specifically refers to a Sub-Adviser's consideration of ESG factors, the disclosure makes clear that ESG factors are only one consideration in the investment decision-making process and does not imply that any minimum percentage of ESG investments will apply.

Mr. Scott Lee, Esq.

U.S. Securities and Exchange Commission

February 17, 2023

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14.Comment: In reference to the principal risk titled "Investing through Stock Connect," the Staff requested that the Registrant consider: (i) adding risk disclosure regarding the Holding Foreign Companies Accountable Act and forced or voluntary de-listing of China-based companies; (ii) disclosing the risks, if any, related to stock being listed in both China and the U.S. or Hong Kong; and (iii) including risk disclosure regarding variable interest entities ("VIEs") or supplementally explain why this is not a risk for a Fund.

Response: In response to item (i) above, the Registrant has added the following disclosure to the principal risk titled "Foreign (Non-U.S.) Investments/Developing and Emerging Markets" provided in response to Item 9 of Form N-1A as follows:

In addition, the Holding Foreign Companies Accountable Act (the "HFCAA") could cause securities of a foreign company, including American Depositary Receipts, to be delisted from U.S. stock exchanges if the company does not allow the U.S. government to oversee the auditing of its financial information. Although the requirements of the HFCAA apply to securities of all foreign issuers, the SEC has thus far limited its enforcement efforts to securities of Chinese companies. If securities are delisted, a Fund's ability to transact in such securities will be impaired, and the liquidity and market price of the securities may decline. A Fund may also need to seek other markets in which to transact in such securities, which could increase the Fund's costs.

With respect to items (ii) and (iii), the Registrant believes that its disclosure under the principal risk provided in response to Item 9 of Form N-1A titled "Investing through Stock Connect" and excerpted below appropriately discloses the risks related to investments in China and VIEs, in particular:

Investing through Stock Connect: Shares in mainland China-based companies that trade on Chinese stock exchanges such as the Shanghai Stock Exchange and the Shenzhen Stock Exchange ("China A-Shares") may be purchased directly or indirectly through the Shanghai-Hong Kong Stock Connect ("Stock Connect"), a mutual market access program designed to, among other things, enable foreign investment in the People's Republic of China ("PRC") via brokers in Hong Kong. There are significant risks inherent in investing in China A-Shares through Stock Connect. The underdeveloped state of PRC's investment and banking systems subjects the settlement, clearing, and registration of China A-Shares transactions to heightened risks. Stock Connect can only operate when both PRC and Hong Kong markets are open for trading and when banking services are available in both markets on the corresponding settlement days. As such, if either or both markets are closed on a U.S. trading day, the Fund may not be able to dispose of its China A-Shares in a timely manner, which could adversely affect the Fund's performance.

The Chinese economy is generally considered an emerging and volatile market. Significant portions of the Chinese securities markets may become rapidly illiquid because Chinese issuers have the ability to suspend the trading of their equity securities under certain circumstances, and have shown a willingness to exercise that option in response to market volatility, epidemics, pandemics, adverse economic, market or political events, and other events. In addition, there may be restrictions on investments in Chinese companies. For example, on November 12, 2020, the President of the United States of America signed an Executive Order

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prohibiting U.S. persons from purchasing or investing in publicly-traded securities of companies identified by the U.S. government as "Communist Chinese military companies." The list of such companies can change from time to time, and as a result of forced selling or inability to participate in an investment the Investment Adviser otherwise believes is attractive, the Fund may incur losses.

Many Chinese companies use a structure known as a variable interest entity (a "VIE") to address Chinese restrictions on direct foreign investment in Chinese companies operating in certain sectors. The Fund's investment exposure to VIEs may pose additional risks because the Fund's investment is not made directly in the VIE (the actual Chinese operating company), but rather in a holding company domiciled outside of China (a "Holding Company") whose interests in the business of the underlying Chinese operating company (the VIE) are established through contracts rather than through equity ownership. The VIE (which the Fund is restricted from owning under Chinese law) is generally owned by Chinese nationals, and the Holding Company (in which the Fund invests) holds only contractual rights (rather than equity ownership) relating to the VIE, typically including a contractual claim on the VIE's profits. Shares of the Holding Company, in turn, are traded on exchanges outside of China and are available to non-Chinese investors such as the Fund. While the VIE structure is a longstanding practice in China, until recently, such arrangements had not been formally recognized under Chinese law. However, in late 2021, the Chinese government signaled its interest in implementing filing requirement rules that would both affirm the legality of VIE structures and regulate them. How these filing requirements will operate in practice, and what will be required for approval, remains unclear. While there is optimism that these actions will reduce uncertainty over Chinese actions on VIEs, there is also caution given how unresolved the process is. Until these rules are finalized, and potentially afterwards depending on how they are implemented, there remains significant uncertainty associated with VIE investments. There is a risk that the Chinese government may cease to tolerate VIE structures at any time or impose new restrictions on the structure, in each case either generally or with respect to specific issuers. In such a scenario, the Chinese operating company could be subject to penalties, including revocation of its business and operating license, or the Holding Company could forfeit its interest in the business of the Chinese operating company. Further, in case of a dispute between the Holding Company investors and the Chinese owners of the VIE, the Holding Company's contractual claims with respect to the VIE may be unenforceable in China, thus limiting the remedies and rights of Holding Company investors such as the Fund. Control over a VIE may also be jeopardized if a natural person who holds the equity interest in the VIE breaches the terms of the contractual arrangements, is subject to legal proceedings, or if any physical instruments or property of the VIE, such as seals, business registration certificates, financial data and licensing arrangements (sometimes referred to as "chops"), are used without authorization. In the event of such an occurrence, the Fund, as a foreign investor, may have little or no legal recourse. Such legal uncertainty may be exploited against the interests of the Holding Company investors such as the Fund. The Fund will typically have little or no ability to influence the VIE through proxy voting or other means because it is not a VIE owner/shareholder. Foreign (non-U.S.) companies listed on stock exchanges in the United States, including companies using the VIE structure, could also face delisting or other ramifications for failure to meet the expectations and/or requirements of the SEC, the Public Company Accounting Oversight Board,

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February 17, 2023

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or other U.S. regulators. Any of these risks could reduce the liquidity and value of the Fund's investments in Holding Companies or render them valueless.

Should you have any questions or comments regarding this letter, please contact Tracy C. Reed at (480) 477- 2631 or the undersigned at (212) 309-6566.

Regards,

/s/ Nicholas C.D. Ward Nicholas C.D. Ward Counsel

Voya Investment Management

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq.

Ropes & Gray LLP